Notice to ASX/LSE Rio Tinto Board changes 21 February 2024 Rio Tinto announces that Simon McKeon will step down as a Non-Executive Director at the conclusion of the Rio Tinto Limited annual general meeting on 2 May 2024. Over the course of 2023, we announced the appointments of five new Non-Executive Directors as we continue to refresh the composition of the Board. As part of that phased transition, Simon McKeon has agreed to step down as a Director at the conclusion of our annual general meetings in 2024, and will not therefore seek re-election by shareholders. Rio Tinto Chair Dominic Barton said, “I am extremely grateful to Simon for his invaluable contribution. Having regard for his roles as Rio Tinto Limited's Senior Independent Director and the Designated Director for workforce engagement, Simon has taken a particular interest in Rio Tinto's revitalised approach to engagement with the broader Australian community as well as the company's cultural reset. On behalf of the Board, I wish him well for the future.” This announcement is made in fulfilment of the Company's obligation under UK LR 9.6.11. Exhibit 99.7

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com